EXHIBIT 99.1

GLG Life Tech Corporation Announces Update on Delay in Filing Year-End Financial Statements and US$6.5 Million Financing

VANCOUVER, British Columbia, April 30, 2012 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company") announced today that it continues to work towards finalizing its annual financial statements, its management discussion and analysis relating to its annual financial statements, its Annual Information Form (and related Form 40-F in the United States) and the CEO and CFO certifications (collectively, the "Required Documents") for the period ended December 31, 2011.

The Company continues to work to obtain further audit evidence from third parties as required by its auditors.  The Company's auditors have required that the Company's Audit Committee engage a third-party audit firm in order to assist with third party audit evidence in order to properly conclude on certain third party transactions. The Company's Audit Committee has engaged KPMG LLP in order to assist in the process. The Company's auditors have communicated to the Company that it has not uncovered any wrongdoing by the Company.

The Company's management, together with its Audit Committee, will continue to cooperate with its auditors and KPMG LLP to provide any remaining information as soon as possible. Although the Company cannot provide a definitive date of completion of the audit, it anticipates completion of the audit process outlined above by the end of May, 2012.

The Company has been granted a management cease trade order ("MCTO") from applicable Canadian securities regulatory authorities. However, the applicable Canadian securities regulatory authorities may issue a general cease trade order against the Company for failure to file the Required Documents.

There are no insolvency proceedings that GLG is subject to and there is no other material information concerning the affairs of the Company that has not been generally disclosed.

Financing

The Company has also arranged an interim unsecured credit facility from its Chairman and Chief Executive Officer, Dr. Luke Zhang, in an amount of up to US$6.5 million to be advanced to the Company and its subsidiaries in China. The facility will be for a three-year term and will bear interest at a rate ranging from 13% to 14.5% per annum.

The Company intends to use the proceeds from the facility for general working capital purposes.

In connection with the Facility, the Company intends to also grant up to an aggregate of 650,000 warrants to purchase common shares of the Company at an exercise price of $3.50 per common share for a period of three years. The grant of the warrants is subject to the approval of the Toronto Stock Exchange.

Business Update

The Company also announces, further to its update provided on March 30, 2012, that the Company has signed sales contracts relating to its stevia products approaching USD$7 million in the past few weeks and continues to focus on making progress on improving its stevia sales.

About GLG Life Tech Corporation

GLG Life Tech Corporation is the global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. Through its consumer food products subsidiary, AN0C, the company formulates and markets a wide range of stevia sweetened beverages and foods products within the Chinese marketplace – a true seed to shelf model. For further information, please visit www.glglifetech.com

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading "Risk Factors" in the Company's Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

CONTACT: Stuart Wooldridge, Investor Relations
         Phone: +1 (604) 669-2602 ext. 104
         Fax: +1 (604) 662-8858
         Email: ir@glglifetech.com